Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$13,524	$34,330	$6,794	$639	$12,155
Fixed charges (as outlined below)	533	740	756	629	281

Total earnings, as defined	$14,057	$35,070	$7,550	$1,268	$12,436

Fixed Charges
Interest	$533	$740	$756	$629	$281

Ratio of earnings to fixed charges	26.37	47.39	9.99	2.02	44.26